UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	October 2005
Commission File Number:	000-49917
Attachments:	2005 Annual Report

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

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Nevada Geothermal Power Inc.

Clean, efficient, renewable energy

Annual Report

-2005-

Geothermal energy (literally heat from the earth) has became the “green” energy alternative of choice because it is natural, clean, renewable, reliable, efficient and cost effective. The western U.S.A has a generous endowment of geothermal potential. Nevada occupies the area of highest crustal heat flow in North America thanks to increased magmatic activity related to plate tectonics.

About Geothermal Power

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Geothermal Energy is literally “heat from the earth”

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Production wells are typically drilled 1200 m to 2500 m (4,000 ft to 8000 ft)

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Natural hot water is brought to the surface and flashed to steam

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The steam drives turbines to generate electricity

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Residual water is re-injected to recharge the reservoir

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Produces clean energy - no surface effluent or air emissions,

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Base load energy - 95% + capacity for geothermal compared to 65% for hydro, coal, nuclear and 30% for wind

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Proven technology

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Low operating costs

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No fuel requirement means no commodity shocks

Cautionary Statement

Some of the statements in this Annual Report are forward-looking statements, such as expected trends in energy prices and statements that describe Nevada Geothermal Power Inc.’s future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending an such factors as changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, tax treatment and technological and operational hazards in Nevada Geothermal Power’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by Nevada Geothermal Power lnc.

A geothermal exploration and development company focused on clean, renewable & profitable geothermal electric power in the Western United States

Highlights ‘05

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Raised over C$3.7 million in equity funding

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Funding partner (lVS) for Pumpernickel Valley geothermal project; C$5.0 million over 5 years for IVS to earn 50% joint venture interest

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US Department of Energy awarded Pumpernickel Valley geothermal project US$590,000 cost share

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Acquired additional geothermal properties, Black Warrior, North Central, Nevada and Crump Geyser, Lake County, Oregon

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Independent report by GeothermEx confirms 30 MW resource at Blue Mountain (90% probability)

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Geochemistry of produced geothermal water at Deep Blue No.2 indicates 230 - 250°C (440 - 480°F) source waters and inferred 110 MW deeper-hotter resource

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Blue Mountain ongoing development; temperature gradient drilling, well tests at Deep Blue No.2 indicate a shallow, permeable, 150 - 165°C (300- 330°F) production zone at 200 – 585 m depth (660 – 1920 ft)

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US Federal Production Tax Credit extended to December 31, 2007, US 1.9 cents per kWh over 10 years

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Nevada, state renewable energy quotas increased to 20% by 2015

Looking Ahead ‘06

Resource Expansion

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Drill deep slim holes to test deeper-hotter potential at Blue Mountain

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Resource definition at Pumpernickel, Black warrior and Crump Geyser

Blue Mountain Feasibility

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Drill production test wells to determine production rate and drawdown

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Permitting and environmental assessment

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Reservoir engineering, power plant design, transmission routing

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Power agreement procurement

2006 and Beyond Well Field Development and Construction

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Production well field for 30 MW

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Water rights procurement

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Licensing and permitting

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Project finance, 30 MW power plant

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Transmission line and plant construction in 2007

2005 Annual Report – Nevada Geothermal Power Inc. – One

President’s Letter – Nevada Geothermal Power Inc.

“2005 has been a very positive year for Nevada Geothermal Power Inc. It is gratifying to see our progress reflected in the stock value.”

Report to Shareholders

On behalf of the Board of Directors, I am pleased to present the Annual Report of Nevada Geothermal Power Inc. (NGP) for the year ending June 30,2005.

Nevada continues to be the focus of the company for near term geothermal power development. High energy prices, high growth and a Renewable Portfolio Standard (RPS) which came into effect in 2003 have rejuvenated Nevada’s established geothermal power industry. New plants are being constructed and at least 300 MW of new geothermal capacity is needed to meet demand over the next eight years. NGP is bidding to supply power to the Nevada utilities and we are seeking private contracts from major industrial companies. In particular, mining companies have huge operations in Nevada and are aggressively assessing how to meet their power demand. NGP is well positioned to supply these mines with secure power.

2005 has been an exciting year of progress for the Company. Economic and global factors have aligned to create a market interest in energy in general, and in clean, renewable energy in particular. The time for geothermal power has come.

In this environment and because of our successful field programs, NGP has achieved a new level of financial strength through equity issues which raised a total of C$3.7 million for the reporting period. Recently, the Company announced a C$10 million dollar placement which is expected to close by the time this report reaches shareholders. Funds will be used for project development at Blue Mountain and resource enhancement programs at our other geothermal projects in Nevada and Oregon.

History of Geothermal…

1900 - Geothermal hot water provided to homes in Klamath Falls, Oregon

1904 - First geothermal electricity commercialization from geothermal steam, Larderello, Italy

1920 – First wells drilled at The Geysers, CA

1929 – Geothermal heats homes in Klamath Falls, OR

2005 Annual Report – Nevada Geothermal Power Inc. – Two

At Blue Mountain, NGP is embarking on a production plan for electrical power based on a 30 MW resource identified with a 90% probability in an independent report by GeothermEx Inc. The GeothermEx report indicates a C$59 million dollar net present value for the 30 MW development with a production tax credit. We are continuing resource drilling for the 30 MW plant and have started project infrastructure studies, field development planning, permitting, and transmission routing analysis. Power supply proposals have been submitted to Sierra Pacific Power, the northern Nevada utility and to other companies with significant power loads.

The ultimate potential for development is likely higher - 50 MW according to the GeothermEx study and 110 MW according to an independent analysis by Black Mountain Technology. The higher potential depends on confirming high temperatures at depth as indicated by geothermal fluid chemistry. Thus, the continuing Blue Mountain work will aim to 1) develop a 30 MW plant based on the shallow reservoir and 2) discover a deeper, hotter resource by drilling further gradient wells to the west and completing deep exploratory wells.

NGP has embarked on a resource enhancement program at three other geothermal sites. Black Warrior, Pumpernickel and Crump are all excellent prospects with individual merit and value. We plan to bring these resources forward so their value is better recognized by the market. Each of these properties may be capable of producing between 20 and 60 MW. A C$1.14 million exploration program was initiated at Pumpernickel including an innovative 3-D electrical resistivity survey (E-SCAN) and temperature drilling with costs shared by the US Department of Energy and a financial partner. The company expanded the acreage under lease at the Black Warrior project maintaining a 100% interest. We acquired the ”Crump Geyser” geothermal project in Lake County, Oregon, which we believe to be the best undeveloped geothermal property in Oregon.

The US federal Energy Bill passed in August, 2005 is very positive for geothermal development. A much improved Production Tax Credit (PTC) provides for a US1.9 cent per kilowatt-hour tax credit through the first ten years of production for new geothermal plants put into production before January 1, 2008. The PTC gives a huge boost to the Blue Mountain revenue projections. NGP’s additional project acquisitions were in anticipation of this PTC program. Added value has been immediately created for the Pumpernickel, Black Warrior and Crump geothermal projects.

The Board of Directors is most pleased to welcome Frank Misseldine, CPA as Geothermal Development Manager for NGP based in Reno, Nevada. Frank will manage the project infrastructure and engineering work necessary to complete the feasibility study and subsequently to build the Blue Mountain Geothermal Power Plant. As well, Don Smith, CA has joined NGP as Chief Financial Officer having held senior financial positions with both public and private companies.

Summing up, 2005 has been a very positive year for Nevada Geothermal Power Inc. It is gratifying to see our progress reflected in the stock value. Looking forward, 2006 promises to be a defining year as Blue Mountain is further developed and as work continues on our other projects.

On behalf of the Board of Directors, I would like to thank longtime shareholders and welcome new shareholders for their interest and support.

/s/ “Brian D. Fairbank”

Brian D.Fairbank, P. Eng.,

President

2005 Annual Report – Nevada Geothermal Power Inc. – Three

Geothermal Exploration – Nevada Geothermal Power Inc.

“Nevada holds the largest amount of untapped geothermal resources in the U.S.”

Exploring for Geothermal in the Basin & Range

Today, Nevada is one of the top producers of geothermal power, with 244 MW installed capacity. Geothermal energy provides about 9% of northern Nevada’s electricity with 14 power plants operating at 10 geothermal sites.

Nevada holds the largest amount of untapped geothermal resources in the US with a potential for 2,500 to 3,700 MW of electricity. Wells and springs exist over the entire state, offering extensive opportunities for development of moderate and high-temperature resources for direct use or power generation. In particular, northern Nevada has the highest-temperature geothermal resources capable of generating electricity.

Nevada’s geothermal systems are located in the region known as the Basin and Range, an area linked to tectonic extension, rifting and high heat flow. The Earth’s crust in northwestern Nevada is the thinnest in the Basin and Range and is characterized by extensive deep faulting and fracturing, which allows water to circulate in the hot, primarily volcanic rock formations.

History of Geothermal…

1940 - First residential space-heating project in Reno using geothermal

1943 – 132 MW produced from geothermal fields, Larderella, Italy

1945 - Geothermal heat used for greenhouses, road de-icing & space heating in western US

1958 - New Zealand produces electricity from geothermal using flash method

1960 - First commercial electricity produced from dry steam at The Geysers, CA

2005 Annual Report – Nevada Geothermal Power Inc. – Four

Nevada Geothermal Power Inc. has four geothermal properties within the Basin and Range:

Blue Mountain

Blue Mountain geothermal property is located in northern Nevada 32 km (20 mi) west of

Winnemucca. Drill and test results indicate there is a shallow resource (less than 500 m

(1600 ft)) that could initially be developed to 30 MW with a binary power plant. NGP is embarking on an aggressive development schedule to achieve power production at Blue Mountain.

Crump Geyser

Located in Warner Valley, Lake County, north of Adel, Oregon. The Crump Geyser is within the northern part of the Basin and Range rift terrain which also hosts the Blue Mountain geothermal project. Geothermal assessments by the US Department of Energy and the Federal Bureau of Land Management in 2003 ranked the Crump Geyser, a “top pick” for near-term geothermal power development. Field programs are planned for late 2005 and 2006. Crump Geyser may be our second project to be prepared for production.

Black Warrior

Located southeast of Black Warrior peak, Washoe County, Nevada and 19 km (12 mi) northwest of the Brady’s geothermal power plant. In the 1980’s, 10 wide-spaced holes drilled by Phillips Petroleum indicated highly anomalous temperature gradients greater than 200°C/km (11 °F/100 ft) throughout a wide area now leased by NGP.

Pumpernickel Valley

Located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine. NGP completed an E-SCAN survey in 2005 with results showing the potential resource over an area of about 8 km2 (3 mi2). Probable fluid upflow zones and drill targets are defined along the Pumpernickel Fault and a parallel structure concealed under valley sediments. Drilling of thermal gradient wells was completed in Summer 2005 and results from the program will determine deep targets for drilling in 2006. NGP is entirely leveraged through the discovery phase.

2005 Annual Report – Nevada Geothermal Power Inc. - Five

Geothermal Exploration – Nevada Geothermal Power Inc.

“Nevada Geothermal owns 100% interest in the Blue Mountain geothermal project”

Blue Mountain Geothermal Project

Nevada Geothermal Power Inc. owns a 100% interest in the Blue Mountain geothermal project located in Humboldt County, 32 km (20 mi) west of Winnemucca in north central Nevada. Blue Mountain is 24km (15 mi) from the power grid servicing all the major power consumers in northern Nevada with interconnections to California and Idaho.

Since 1996, extensive exploration and development work has been conducted on the property, including geological studies, geophysical surveys, 20 thermal gradient holes (typically 200 m - 300 m, 600 ft - 1000 ft) and two deeper wells to 670 m (2200 ft) and 1130 m (3700 ft) respectively that have confirmed a 145 – 180°C (290 - 360°F) geothermal reservoir. Evaluation of the reservoir continues towards completion of a feasibility study and commercial production of electricity.

The Blue Mountain geothermal resource has a potential power capacity estimated by Monte Carlo simulation of 30 MW (90% probability) and a most likely capacity of 47 MW (GeothermEx Inc. December 2004). Geothermal water temperatures recorded in a near surface reservoir 200 - 700 m (600-2300 ft) deep are sufficient for development of a binary power plant.

History of Geothermal…

1966 - First geothermal power plant built in Japan

1969 - Binary geothermal technology used successfully in California

1970 - First electrical generation from geothermal in China

1975 - The Geysers, CA producing up to 500 MW of geothermal electricity

1980 - Geothermal power plants established in a number of western US locations including the first commercial binary system in the US, installed in Southern California’s Imperial Valley

2005 Annual Report – Nevada Geothermal Power Inc. - Six

Exploration Program Results

In the past 12 months NGP has invested much time and money in the Blue Mountain property to further develop the “shallow” geothermal resource.

Eight additional temperature geothermal gradient wells, for a total of 20, were drilled to depths of up to 300 m (1000 ft), to better delineate the existing geothermal anomaly. The high temperature zone is estimated to cover at least 10 km2 (4 mi2).

Reservoir engineering tests were performed on the Deep Blue No.2 (DB 2) well after it had been allowed to recover to thermal equilibrium. A 155°C (310°F) zone just below the surface casing at 200 m (660 ft) continuing down to ~585 m (1920 ft) has been identified as a probable shallow production zone within highly permeable host rocks. Geothermal fluids obtained from flow tests suggest that the shallow zone is fed from a deeper resource with temperatures between 230 - 250°C (440- 480°F).

Susan Petty, an independent geothermal reservoir engineer, reported that the thermal water chemistry from flow test results at DB 2 “show consistent indications of high temperatures, possibly as high as 250°C (480°F). The parent reservoir temperature supplies the moderate temperature zone in DB 2 via a very direct connection with little mixing with other fluids.” Petty’s conclusions support earlier findings by Thermochem.

Geological and structural information indicates that the “deeper hotter” source waters probably originate from 1500 - 2400 m (5000 - 8000 ft) below ground over a large area west of the shallow thermal anomaly, migrating upward in a series of known, north-south and northeasterly trending faults.

NGP has commenced a program to explore for the potential parent reservoir. The presence of hotter geothermal fluids opens the power generating possibilities to a cost effective dual-flash power plant and would infer a much bigger potential for the Blue Mountain field capacity.

NGP has begun field development planning and project infrastructure studies. In May 2005, NGP submitted a power bid based on a 30 MW plant at Blue Mountain to Sierra Pacific and Nevada Power in response to a Request for Proposal for renewable power. An interconnection study was completed by Sierra Pacific Power company Regional Planning which identifies the Winnemucca 120kV Substation as the preferred connection point into the northern Nevada power grid.

2006 Work Program

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Drill at least three 13-inch diameter production wells

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Complete plant design and feasibility study based on production wells

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Explore for the potential hotter reservoir

Highlights

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Nevada Geothermal owns 100% interest in the Blue Mountain geothermal project

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Initial potential megawatt capacity estimated to be between 30 - 47MW (GeothermEx 2004)

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Received US$1.2 million in grants from the U.S. Department of Energy in 2003 and 2005

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Shallow production zones with geothermal fluid temperatures of ~160°C (320°F)

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Deeper, hotter parent resource fluid temperature 230- 250°C (440 - 480°F)

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Property is within close proximity to the interstate power transmission line

2005 Annual Report – Nevada Geothermal Power Inc. - Seven

Geothermal Exploration – Nevada Geothermal Power Inc.

“The chemistry of thermal waters indicates probable source temperatures of 150 - 220°C (300 - 425°F).”

Pumpernickel Geothermal Project

Nevada Geothermal Power Inc. has a 100% interest in the Pumpernickel Geothermal Project, comprising five sections of private geothermal leases from Newmont USA Limited and four sections of federal lands under lease application from the BLM, located 30 km (20mi) east of Winnemucca, in Humboldt County, Nevada. Transmission grid access is close, 19 km (12 mi) from the Kramer Hill Substation on a 120 kV transmission line and 14 km (9 mi) from a 690 kV transmission line of the northern Nevada power grid owned by Sierra Pacific Power Company, or 24 km (15 mi) over flat land to the Lone Tree Mine operated by Newmont.

A near-boiling hot spring occurs on the geothermal leases. Several hot springs occur along a one-mile interval of a prominent fault. Hot spring chemistry predicts geothermal source-water temperature of about 170°C (340°F). Previous work on an adjacent property dates back to 1974; Magma Power drilled a 920 m (3018 ft) well offsetting the hot springs. Geothermal fluids at 150 - 180°C (300 - 355°F) are currently used to produce electricity on a commercial basis at other locations in Nevada such as Steamboat, Brady’s Hot Springs, Beowawe and Desert Peak.

Phase I is complete with “E-ScAN”, resistivity survey methods used to map a potential 8 km2 (3 mi2) geothermal reservoir. A series of 300 - 500 m (1000 - 1600 ft) gradient wells were drilled in August - September 2005, to test the interpretation of the E-SCAN survey and temperatures.

In 2006, Phase lI, a deep core hole will be drilled to a nominal depth of 1200 m (3900 ft) to confirm the resource and perform flow and injection tests.

History of Geothermal…

1984 – Nevada’s first geothermal electricity was generated in Lyon County

1985 - US geothermal power plants produce about 2000 MW of electricity

1990 - US installed geothermal capacity reaches 3000 MW

1992-Nearly 6,000 MW of electricity being generated from geothermal in 21 countries

1994-US geothermal industry consolidates with California Energy becoming the world’s largest geothermal company with its acquisition of Magma Power capacity reaches 3000 MW

Annual Report – Nevada Geothermal Power Inc. - Eight

One of Nevada’s top four geothermal projects

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Hot springs geochemistry indicates probable source temperatures of 150 - 220°C (300 - 425°F).

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US Department of energy funded 80% of Phase 1, a grant of US$590,000.

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Pumpernickel Geothermal Project is to be funded up to C$5 million in exploration and development expenditures under an option agreement with Invosion Solutions Inc. who can earn a 50% joint venture interest.

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ISI must complete C$5 million in project expenditures over a five year period, make C$120,000 in cash payments and issue 600,000 shares to Nevada Geothermal.

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Nevada Geothermal Power is operator of the exploration program.

Black Warrior Geothermal Project

In October 2004, the Company acquired seven sections of private land and in May 2005 added one more for a total of 21 km2 (8 mi2). NGP also applied for two sections of federal geothermal leases for a total land area of 26 km2 (10 mi2) south and east of Black Warrior Peak, Washoe County, Nevada. The private leases are subject to a 3.5% royalty on gross revenue from electricity sales; however, NGP can purchase the royalty for US$1 million. Leases include surface and water rights.

The Black Warrior project is located within the “Corridor of Heat”, a prolific power producing region of Nevada which encompasses geothermal power plants having an aggregate production capacity of over 100 MW. Four separate power transmission lines cross the region with convenient interconnections to the power transmission grid at Marble Bluff substation 16km (10 mi) west, or Brady’s Geothermal Power Plant Substation, 19km (12 mi) southeast.

At Black Warrior, potential for the discovery of a geothermal reservoir suitable for electric power generation is indicated by temperature gradients greater than 200°C/km (11°F/100 ft) throughout the leased area in ten wide spaced drill holes by Phillips Petroleum in the early 1980’s. The deepest test hole (NV-ST-1) recorded a temperature of 128°C at 552 m (262°F at 1810 ft) with temperatures still increasing at the bottom of the hole. Thus commercial resource temperatures may occur within 1000 m (3000 ft) of surface.

The company continued with field investigations at the Black Warrior project during the Summer of 2005. The geology and regional fault structures appear to permit deep circulating ground water to be heated by anomalously high rock formation temperatures.

2005 Annual Report – Nevada Geothermal Power Inc. - Nine

Geothermal Exploration – Nevada Geothermal Power Inc.

Crump Geyser Geothermal Project in Oregon

The Crump Geyser area is located in Warner Valley, Lake County, near the hamlet of Adel, which is 53 km (33 mi) east of Lakeview, Oregon and 287 km (178 mi) northwest from Winnemucca, Nevada. A transformer substation owned by Surprise Valley Electrification Corporation is located 0.35 km (0.2 mi) to the west on Highway 140 at Adel.

The Crump Geyser area is located within a high thermal activity zone, which extends from Nevada upward to central and eastern Oregon. The Basin and Range country of southeastern Oregon is one of the most promising geothermal areas in the Pacific Northwest.

Exploration history Crump Geyser

The Crump Geyser formed as a result of a well drilled by Nevada Thermal Power company (Peterson, 1959). In the 1950’s, the company conducted a systematic drilling program in this part of Oregon, Nevada, and California, in a search for a source of natural superheated steam. Nevada Thermal Power Company (NTPC) was a division of Magma Power Company of California.

Two days after the completion of the hole, the well erupted sending a continuous column of steam and hot water to about 45 m (150 ft) in the air. It was, at this time, the site of the largest continuously erupting geyser in the United States. The geyser still gurgles with boiling water at surface.

At the time of Nevada Thermal’s wild cat drilling, binary power technology had not yet been developed and the temperatures measured were of no interest to power developers. Today however, these early results are a direct indication of the commercial potential of the site.

History of Geothermal…

2000 - Worldwide over 8,000 MW of electricity and over 15,000 MW of thermal energy being produced from geothermal

2000 - US Department of Energy initiated GeoPowering the West program to encourage development of geothermal resources in the western US

2002 - Nevada legislates renewable energy quotas, 20% by 2015

2005 - US Energy Bill extends Federal Production Tax Credit for Renewable 1.9 cents per kWh over 10 years.

2005 Annual Report – Nevada Geothermal Power Inc. - Ten

In the mid 1980’s the site was evaluated by Dr. Gordon Bloomquist, as part of the major, four state assessment for Bonneville Power Administration (BPA). The Crump Geyser ranked as one of the best among over 1100 sites assessed (Bloomquist, 2005). The power generating potential of the site was estimated to be 85 MW.

Geothermal features:

Two geothermal zones have been documented in the warner valley on NGP’s leases near Adel. The Southern Geothermal Zone which encompasses the Crump Geyser is located just north of Adel. This zone follows an extensive, north-trending and elongate mound of calcareous tufa with numerous hot springs, seepages and warm water marshes. The zone is structurally controlled and located along, and immediately east of a complex system of faults, which define the prominent western scarp of Warner Valley.

The Northern Geothermal Zone is located along the northwestern shore of Crump Lake. This zone is characterized by hot springs and seepages, which originate along the base of a complicated, segmented, NW-trending fault system. Waters from several springs were sampled for geochemistry. The geothermometers calculated from the geochemistry suggest a source water temperature of at least 170°C (338°F). There may be hotter water supplying this 170°C (338°F) reservoir.

Extensive data from earlier work at Crump Geyser, including temperature gradient drilling, electrical resistivity and gravity surveys, and a deep well drilled by Magma are being compiled. New work by NGP will include detailed mapping and sampling of the numerous hot springs and seepages, as well as identifying the fault structures which act as fluid pathways. A geophysical survey will assist in mapping the source waters of the hot springs and will be followed by a drill program to measure resource temperatures and confirm the geothermal reservoir.

2005 Annual Report – Nevada Geothermal Power Inc. - Eleven

Directors and Management Continued – Nevada Geothermal Power Inc.

Nevada Geothermal Directors & Management

Professionals with many years experience in the geothermal industry, project finance and corporate finance.

Board of Directors

Brian D. Fairbank, B.A.Sc., P. Eng.

President and Chief Executive Officer, Director

Mr. Fairbank is a geothermal expert with 30 years of geothermal drilling, field development, business management and project finance experience. Mr. Fairbank is a long-standing member of the Geothermal Resource Council and a Past President of the Canadian Geothermal Energy Association.

Don J.A. Smith, C.A., M.B.A.

Chief Financial Officer

Mr.Smith, since earning his Chartered Accountant designation in 1977, has held a number of senior financial positions with both public and private companies. These have included CFO for Raisio Chemicals Americas and more recently, CFO for Windsor Building Supplies. He obtained his B.A. (Commerce) and M.B.A. from Simon Fraser University.

Domenic Falcone, CPA

Director

Mr. Falcone was a founder of Geothermal Resource International Inc. a power developer in California which played a significant role in building a viable US geothermal industry. With Domenic J. Falcone and Associates, Inc. and the Creston Financial Group, Inc., he participated in financings in excess of US$200 million. Mr. Falcone received the Joseph W. Aidlin Award in 1991 from the Geothermal Resource Council recognizing his outstanding contribution to the development of geothermal resources.

Marcus K. Christen

Director

Mr. Christen is a senior Financial Executive with extensive experience in investment and commercial banking in the US and internationally. He is a recognized leader in the financial industry having been responsible and involved in raising over US $50 billion for projects in developed and emerging markets, including many geothermal projects.

R. Gordon Bloomquist, Ph.D.

Director

Dr. Bloomquist is a Director of Geothermal and District Energy Program, Washington State Energy Office. He is responsible for State geothermal policy decisions, assistance to developers, investigation of geothermal resources and district heating installations and is also involved with committee work for the formulation of national geothermal energy policy in the United States. Dr. Bloomquist is a Past President of the Geothermal Resource Council.

Jack W. Milligan, B.A.Sc., P.Eng

Director

Mr. Milligan is a civil engineer with 46 years of engineering and management experience in power plant and transmission line construction. At BC Hydro and Power Authority he was responsible for building major power dams and transmission lines and managed the Meager Creek geothermal project.

James Yates

Director

Mr. Yates is an independent businessman with 20 years of experience in corporate development and financing of start-up resource development companies. Mr. Yates was principally responsible for the development of the Crowfoot Lewis open-pit gold mine in Nevada.

Technical Team

Kim Niggemann, B.Sc., Geologist,

Project Director

Ms. Niggemann is a geologist and Project Director with responsibility for day-to-day operations of the Blue Mountain project. Prior positions include the Department of Natural Resources of New Brunswick, Shell Canada, Home Oil, and Chevron Resources.

Frank Misseldine, CPA

Geothermal Development Manager

Mr. Misseldine has over 20 years experience in geothermal power plant development and operations management. Misseldine is knowledgeable in engineering, development, construction, government related projects, permitting, and land management, including power line right of ways. He has worked with Caithness Corporation, Oxbow Power Services, EG&G Idaho, Duke Energy and Nevada Power Company.

Susan Petty, BA, M.Sc.,CE

Susan Petty, an independent geothermal reservoir engineer with over 25 years of geothermal testing experience. She has worked in the geothermal industry in the western United States since 1979 with EG&G. Idaho Well Production Testing, Caithness Resources LLC, Coso Operating Company LLC. Ms Petty is a Principal of Black Mountain Technology, based in Seattle,Washington.

Ted Fitzpatrick, B.Sc

Land Consultant

Mr. Fitzpatrick is an independent land consultant. Mr. Fitzpatrick was formerly Regional Property Manager for the Atchison, Topeka and Santa Fe Railway Company in Northern Nevada and subsequently Vice President of Operations for the Nevada Land and Resource Company responsible for land and geothermal leasing, business development, governmental liaisons, water and mineral rights, property sales and acquisitions involving 1.7 million acres of privately owned “Railroad Land” in Nevada.

Principal Consultants

POWER Engineers.Inc.

Since 1995, Power’s geothermal engineering team has provided detail design documentation and field engineering for more than 300 MW of geothermal plant capacity.

GeothermEx, Inc.

In business since 1973, specializing exclusively in providing consulting, operational and training services in the exploration, development, assessment and valuation of geothermal energy.

Environmental Management Associates, Inc.

Specializes in environmental and regulatory support services to assist in evaluating potential environmental effects and liabilities and maintaining compliance with environmental regulatory requirements.

2005 Annual Report – Nevada Geothermal Power Inc. – Twelve

Head Office

Nevada Geothermal Power Inc.

Suite 900 – 409 Granville Street

Vancouver, BC Canada

V6C 1T2

www.nevadageothermal.com

info@nevadagethermal.com

Telephone:

 604 688 1553

Toll Free:

 866 688 0808

Fax:

 604 688 5926

Nevada Office

Nevada Geothermal Power Co.

US wholly-owned subsidiary

Suite 101 – 1755 East Plumb Lane

Reno, Nevada 890502

reno@nevadageothermal.com

Telephone:

 775 324 3044

Fax:

 775 348 9224

Registrar & Transfer Agent

Computershare

Floor 9 – 100 University Avenue

Toronto, ON Canada

M5J 2Y1

Toll Free:

 800 564 6253

Solicitors

Miller Thomson

Suite 1000 – 840 Howe Street

Vancouver, BC Canada

V6Z 2M1

Auditor

Morgan & Company

Chartered Accountants

P.O. Box 10007 Pacific Centre

Suite 1488 – 700 West Georgia St.

Vancouver, BC Canada

V7Y 1A1

Officers and Directors

Brian D. Fairbank, P.Eng

President & CEO, Director

Don J.A. Smith, C.A., M.B.A.

Chief Financial Officer

Domenic J. Falcone, CPA

Director

Markus K. Christen

Director

Jack W. Milligan, P.Eng

Director

R. Gordon Bloomquist, Ph.D

Director

James Yates

Director

Shareholder Info

For public and media inquirires, or copies of the Company’s annual information form, annual report or quarterly reports please contact Investor Relations or visit the Company’s website at www.nevadageothermal.com

Telephone:

 604 633 1822

Toll Free:

 866 688 0808 ext. 118

info@nevadageothermal.com

The Company’s filings with the British Columbia Securities Commission can be accessed on SEDAR at www.sedar.com

2005 Annual Meeting

The Annual General Meeting of Nevada Geothermal will be held Wednesday, November 30th, 2005 at 10:00 am at the offices of Miller Thomson, 10th Floor, 840 Howe Street, Vancouver, B.C. Shareholders are invited to attend.